UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
UWM Holdings Corporation
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

91823B 109 (Common Stock)
     (CUSIP Number)

Mat Ishbia SFS Holding Corp. 585 South Boulevard E Pontiac, Michigan 48341 (800) 981-8898
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 1, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91823B 109	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mat Ishbia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	FORMCHECKBOX
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 171,520 *
8	SHARED VOTING POWER 1,466,382,977*
9	SOLE DISPOSITIVE POWER 171,520
10	SHARED DISPOSITIVE POWER 1,466,382,977*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,554,497*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	FORMCHECKBOX
13	91.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
*    See Item 5

SCHEDULE 13D

CUSIP No. 91823B 109	Page 3 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SFS Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	FORMCHECKBOX
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
8	SHARED VOTING POWER 1,466,382,977*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,466,382,977*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,382,977*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	FORMCHECKBOX
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*
14	TYPE OF REPORTING PERSON (See Instructions) CO
*    See Item 5

SCHEDULE 13D

CUSIP No. 91823B 109	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 3, 2024

/s/ Mat Ishbia
Mat Ishbia

SFS HOLDING CORP.

By:	/s/ Mat Ishbia
Name: Mat Ishbia
Title: Chief Executive Officer

Item 1.	Security and Issuer.
This Amendment No 3 (the “Amendment”) to Schedule 13D is being jointly filed by Mat Ishbia and SFS Holding Corp. (“SFS Corp.” and together with Mat Ishbia, collectively referred to as the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Stock”), of UWM Holdings Corporation, a Delaware corporation (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons on February 1, 2021, as amended by Amendment No 1 filed on September 4, 2024, as amended by Amendment No 2 filed on September 18, 2024 (the "Schedule 13D") . The principal executive offices of the Issuer are located at 585 South Boulevard E, Pontiac, Michigan 48341. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended by the addition of the following:

Pursuant to the Registration Rights Agreement previously filed, the Issuer currently has in place a registration statement on Form S-3 registering for resale by SFS up to 150,000,000 shares of Class A Stock, of which 114,313,190 are currently available (the “Registration Statement”), issuable upon exchange of an equal number of Paired Interests (consisting of one share of Class D Stock of the Issuer and one Class B Unit in UWM Holdings, LLC (“Holdings LLC”), collectively a “Paired Interest”) held by SFS Corp. On October 1, 2024, SFS Corp. exchanged an aggregate of 18,644,798 Paired Interests for an equal number of Class A Stock and sold such shares of Class A Stock pursuant to the Registration Statement in a privately negotiated transaction for membership interests in a privately held limited liability company. From time to time, based on market conditions, SFS Corp. intends to sell the remaining portion of those shares of Class A Stock covered by the Registration Statement.